

June 25, 2012

Via E-mail
Steven Oreskovich
Chief Financial Officer
Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601

  Re: **Merge Healthcare Incorporated**
      Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2011
      Filed February 28, 2012
      File No. 001-33006

Dear Mr. Oreskovich:

  We have reviewed your letter dated June 6, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 24, 2012.

Form 10-K and Form 10-K/A for the Fiscal Year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Sales, page 25

1. We note your response to prior comment 25 that you will provide quantitative data regarding the contribution of each material item when two or more factors are provided to explain a change in a related line item provided that such information does not impact a competitive advantage that the company has in the marketplace. Please be advised that

an analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue and should not be qualified by a competitive harm analysis. Please provide in your response letter quantitative disclosure regarding each material factor for the periods presented in your filing and confirm your understanding that to the extent that a material increase or decrease in revenue is attributable to several factors, such as the introduction of new products and significant acquisitions on a combined basis, you will provide quantitative disclosure in future filings. Further, we note your response indicates that the sales from new product offerings such as iConnect and meaningful use in 2011 impacted only the software and other revenue category, but the disclosure on page 25 suggests that these sales also contributed to the increase in professional services and maintenance and EDI sales. Please confirm that you will clarify the disclosure in future filings. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 60

2.   We note from your response to prior comment 8 that the accumulated amount of non-U.S. undistributed earnings is negative (i.e. a deficit) due to prior year foreign losses; however, your disclosure implies that you have undistributed profits of non-U.S. subsidiaries. Please revise in future filings to clarify this disclosure.

Note 16. Guaranteed Subsidiaries, page 65

3.   We note your response to prior comment number 9; however, it remains unclear to us how readers of your financial statements would have knowledge of the specific release provisions of these notes, and we do not believe you should characterize subsidiary guarantees as full and unconditional without disclosure describing any qualifications to these guarantees. Please revise in future filings to disclose these provisions.

Exhibit 31.2

4.   We note that Justin C. Dearborn signed the certification in Exhibit 31.2 but the introductory paragraph indicates that Steven M. Oreskovich is making the certifications required in Item 601(b)(31) of Regulation S-K. The filed certification contains representations attributed to a person other than the signer, and as a consequence a new certification must be provided that is attached to a complete Form 10-K. Please refile accordingly. See Regulation S-K Compliance and Disclosure Interpretation Question 246.14 of the available on our website.

   You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

           Sincerely,

           /s/ Kathleen Collins

           Kathleen Collins
           Accounting Branch Chief

cc: <u>Via E-mail</u>
   Eric Orsic
   McDermott Will & Emory LLP